UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 24 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on December 8, 2008.

Exhibit 1

ANNOUNCEMENT NO. 24 – 2008

8 December 2008

Complete Proposals for the Extraordinary General Meeting

Enclosed please find the complete proposals for the Extraordinary General Meeting on 16 December 2008 for A/S Dampskibsselskabet TORM.

Contact:	N. E. Nielsen, Chairman of the Board, telephone +45 72 27 00 00
Mikael Skov, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 24 – 2008
8 DECEMBER 2008	A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING	1/2

Extraordinary general meeting of shareholders of Aktieselskabet Dampskibsselskabet TORM (CVR NO 22460218), to be held on Tuesday, 16 December 2008 at 10:00 a.m. at Radisson SAS Falconer, Falkoner Allé 9, DK-2000 Frederiksberg:

COMPLETE PROPOSALS

***

1.	Proposals from the Board of Directors:

a.	Authorisation to the Board of Directors to resolve to distribute interim dividend.

b.
Authorisation to the Board of Directors (with a right of substitution) to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the authorities as a condition for registration or approval.

Re 1 a:

The Board of Directors proposes that the Board of Directors be authorised pursuant to Section 109a of the Danish Companies Act to distribute interim dividend and that the following authorisation be added as a new Section 3.8 of the Company’s Articles of Association:

“The Board of Directors has been authorised by the general meeting to resolve to distribute interim dividend.”

Re 1 b:

The Board of Directors (with a right of substitution) shall be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, OMX Nordic Exchange Copenhagen A/S or any other authority as a condition for registration or approval.

***

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval or adoption of the proposals under items 1 a and 1 b requires simple majority, cf. Article 9(2) in the Articles of Association of the Company and Sections 77 and 109a(1) of the Danish Companies Act.

ANNOUNCEMENT NO. 24 – 2008
8 DECEMBER 2008	A/S DAMPSKIBSSELSKABET TORM – COMPLETE PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: December 8, 2008	By:	/s/ Mikael Skov
Name: Mikael Skov
Title: Interim Chief Executive Officer